Exhibit 99.1

Lithium Americas Provides General Motors Transaction
Details and Update on Construction Plan for Thacker Pass

January 31, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced that it has entered into a purchase agreement (“Purchase Agreement”) with General Motors Co. (NYSE: GM) (“GM”) pursuant to which GM will make a $650 million equity investment in Lithium Americas (the “Transaction”). In connection with the Transaction, the Company has provided an update on the construction plan for the Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass” or the “Project”), including the release of an independent National Instrument 43-101 (“NI 43-101”) feasibility study (“Feasibility Study”).

Further details on the Transaction are reported in a joint release issued today by the Company and GM. All figures presented are in U.S. Dollars.

TRANSACTION HIGHLIGHTS:

  The largest-ever investment by an automaker to produce battery raw materials, with GM to become Lithium Americas’ largest shareholder.

  Lithium Americas to receive $650 million equity investment from GM consisting of:

    $320 million first tranche investment for common shares representing 9.999% of Lithium Americas before separation; and

    $330 million second tranche investment, contemplated to be invested in the Company’s U.S. business following the separation of its U.S. and Argentine businesses (the “Separation”).
  After the first tranche investment, GM will receive exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer (“ROFO”) on Phase 2 production.

  Investment supports the development of Thacker Pass, the largest known lithium resource in the U.S.

    Project estimated to supply lithium needed for up to one million electric vehicles (“EVs”) per year.

  Investment also supports the Company’s previously announced Separation by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain (“Lithium Americas (NewCo)”).

PROJECT HIGHLIGHTS:

  Advancing Thacker Pass construction plan targeting 80,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate (“Li2CO3”) production capacity in two phases of 40,000 tpa, respectively (“Phase 1” and “Phase 2”).

    Phase 1 production expected to commence in the second half of 2026.

  Project life of 40 years (“LOM”) utilizing less than 25% of the current measured and indicated (“M&I”) mineral resource estimate.

    Proven and probable mineral reserves of 3.7 million tonnes (“Mt”) lithium carbonate equivalent (“LCE”) at an average grade of 3,160 parts per million lithium (“ppm Li”).

    M&I mineral resource estimate of 16.1 Mt LCE at an average grade of 2,070 ppm Li.

  $5.7 billion net present value (“NPV”) at 8% discount and 21.4% internal rate of return (“IRR”), after-tax when using a price assumption of $24,000 per tonne (“/ t”) of Li2CO3.

  Phase 1 and Phase 2 capital cost estimates of $2.27 billion and $1.73 billion, respectively, are based on cost estimates from Q3 2022 and include a 13.1% contingency.

  Awarded the Engineering, Procurement and Construction Management (“EPCM”) contract for the construction of Thacker Pass to Bechtel Corporation.

  Thacker Pass is expected to create 1,000 jobs during construction and 500 jobs during operations.

TRANSACTION DETAILS

STRATEGIC INVESTMENT

GM has agreed to make an aggregate investment of $650 million in two tranches. In tranche 1, GM will acquire 15.0 million common shares of Lithium Americas (each, a “LAC Share”) at a price of $21.34 per share (the “Tranche 1 Subscription Price”), for gross proceeds of $320 million (“Tranche 1”). The funds from Tranche 1 will be held in escrow until certain conditions are met, as discussed in the Transaction Terms section below. If those conditions are met, the funds will be released to the Company and GM will own a 9.999% equity interest in Lithium Americas. Lithium Americas anticipates that the escrow release will occur by mid-2023.

Following the Separation and the satisfaction of certain conditions, GM has agreed to subscribe for shares of Lithium Americas (NewCo) at the then market price on the date of subscription, subject to a cap of 130% of the Tranche 1 Subscription Price (adjusted for the Separation) in an amount equal to $330 million (“Tranche 2”).

Lithium Americas has agreed to use the proceeds from the Transaction for the development of Thacker Pass.

OFFTAKE & INVESTOR RIGHTS AGREEMENT

Lithium Americas has entered into an agreement to supply GM with lithium carbonate production from Phase 1 of Thacker Pass (the “Offtake Agreement”) in connection with the escrow release of the Tranche 1 investment. The price within the Offtake Agreement will be based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement will be 10 years from the commencement of Phase 1 production, with the option for GM to extend by an additional five years. GM will also have a ROFO on the offtake of Thacker Pass’ Phase 2 production.

As part of the Transaction, Lithium Americas and GM will enter into an investor rights agreement (the “Investor Rights Agreement”). GM will be required to “lock-up” their securities until the later of (i) one year after the Separation, or (ii) the earlier of (i) six months after the closing of Tranche 2, or (ii) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur (such date being the “Lock-up Outside Date”). The Investor Rights Agreement also provides among other things, for GM to be entitled to the following:

  If (i) following the closing of Tranche 1 and prior to the completion or termination of Tranche 2, GM owns any issued and outstanding LAC Shares, or (ii) following the completion or termination of Tranche 2, GM owns 10% or more of the issued and outstanding LAC Shares - the right to nominate an individual to serve on the Board of Directors of Lithium Americas;

  If (i) following the closing of Tranche 1 and prior to the completion or termination of Tranche 2, GM owns any issued and outstanding LAC Shares, or (ii) following the completion or termination of Tranche 2, GM owns (i) 10% or more of the issued and outstanding LAC Shares or (ii) own 5% or more of the issued and outstanding LAC Shares and is a party to the Offtake Agreement (or a similar agreement with Lithium Americas) and does not have a nominee on the board of directors of Lithium Americas - the right to have a nonvoting observer attend all Lithium Americas board meetings; and

  Until the later of: (i) the Lock-up Outside Date, and (ii) the date on which GM ceases to either (i) own 10% or more of the issued and outstanding LAC Shares, or (ii) owns 5% or more of the issued and outstanding LAC Shares and be a party to the Offtake Agreement (or a similar agreement with Lithium Americas) - the right to participate in any subsequent issuances of Lithium Americas securities to “top-up” its pro rata ownership of Lithium Americas.

In addition, GM will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding LAC Shares until a period that is the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 (the “Phase 1 Effective Date”) as outlined in the Offtake Agreement.

U.S. DOE ATVM LOAN

As previously announced in April 2022, the Company submitted a formal application to the U.S. Department of Energy (“DOE”) for the funding of Thacker Pass through the DOE’s Advanced Technology Vehicles Manufacturing Loan Program (“ATVM”) designed to provide loans for facilities located in the U.S. for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles. Lithium Americas believes that the specific terms of this investment and Offtake Agreement both demonstrate the Company’s commitment to supply lithium to U.S. domestic EV production in alignment with the principles of the ATVM and position the Company as a model candidate to receive the maximum potential benefit of the ATVM program. The proceeds from the DOE’s ATVM loan are expected to contribute a significant portion of the initial capital costs for Thacker Pass Phase 1.

TRANSACTION TERMS

Tranche 1 of the transaction will be structured through the initial issuance of 15,002,243 subscription receipts to GM, whereby each subscription receipt will, upon satisfaction of escrow release conditions, convert into one common share and 79.26% of a Tranche 2 Alternative Exercise Warrant (“Tranche 2 AEW”), with a Tranche 2 AEW exercisable into a common share at a price of $27.74 for a term of 36 months. The conversion of the subscription receipts will result in the issuance of all shares issuable for the Tranche 1 Investment and, through the shares issuable upon exercise of the Tranche 2 AEW, the allocation of all shares issuable under the Tranche 2 subscription. The escrow release conditions for the subscription receipts include delivery of a ruling under the Thacker Pass Record of Decision (“ROD”) appeal that does not result in vacatur of the ROD, and conditions related to water rights transfer for Thacker Pass among other customary closing conditions. Upon satisfaction of the escrow release conditions and the issuance of the Tranche 1 shares, the parties will execute and deliver the Offtake Agreement and the Investor Rights Agreement.

The parties will implement Tranche 2 either through the exercise of the Tranche 2 AEW or a purchase of shares under a second tranche subscription agreement (which would result in the automatic termination of the Tranche 2 AEW) that provides for the purchase $329,852,134.38 of shares of the Company at prevailing market price, to a maximum of $$27.74 per share (adjusted for the separation, if applicable). To the extent that GM completes an investment under one subscription alternative (either the Tranche 2 subscription agreement or the Tranche 2 AEW), the Common Shares will cease to be issuable under the other agreement. In addition to other closing conditions, Tranche 2 will be subject to a condition that the Company secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Feasibility Study.

Completion of the Transaction remains subject to customary regulatory approvals, including approval of the TSX and NYSE, and other customary closing conditions.

A copy of the Purchase Agreement, the Offtake Agreement and the Investor Rights Agreement will be available on the Company’s page on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

ADVISORS AND COUNSEL

BMO Capital Markets served as financial advisor, and Cassels Brock & Blackwell LLP, Dorsey & Whitney LLP and McCarthy Tétrault LLP served as legal counsel to Lithium Americas.

Morgan Stanley & Co. LLC served as financial advisor to GM. Mayer Brown LLP and Osler, Hoskin & Harcourt LLP served as legal counsel to GM.

SEPARATION UPDATE

On November 3, 2022, the Company announced that it intended to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies. The Company continues to advance the execution plan for the Separation, targeting completion in Q3 2023.

For more details about the Separation, please refer to Lithium Americas’ press release on November 3, 2022.

PROJECT UPDATE

Thacker Pass Feasibility Study results reflect operational and process improvements, including increased extraction rates from an optimized mine plan through new ore control strategy, an increase in sulfuric acid utilization by targeting illite clay with greater potential for increasing lithium extraction per tonne of sulfuric acid and increased crystallization steps to further remove magnesium impurities.

Other process and design improvements were made to further minimize the Project’s environmental impact, including, increased capacity to 80,000 tpa within approximately the same mining footprint as the permitted pit boundary and without increasing the size of the sulfuric acid plant, additional beneficiation and neutralization circuits to increase the neutrality of filter pressed tailings and implementing a tail gas scrubber utilizing a neutralization solution in the sulfuric acid plant to minimize emissions and reduce impacts to ambient air quality.

FEASIBILITY STUDY SUMMARY 1

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 - 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt LCE at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[2]	$24,000 / t Li2CO3
Initial capital costs - Phase 1	$2,268 million
Initial capital costs - Phase 2	$1,728 million
Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year)	$1,176 million	$1,094 million
After-tax NPV @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax IRR	21.2%	21.4%

CONSTRUCTION TIMELINE

Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day (“tpd”) sulfuric acid. Phase 2 construction will begin upon completion of Phase 1, with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 tpd.

Total designed capacity of 80,000 tpa Li2CO3 production upon completion of both Phase 1 and Phase 2. Actual production varies by year with anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

The Company continues to prepare for construction while we await a ruling for the appeal of the issuance of the ROD following a hearing held by the US District Court, District of Nevada (“Federal Court”) on January 5, 2023. During the hearing, plaintiffs and the Company addressed final questions, the Federal Court reaffirmed no additional hearings or briefings are required and they expect to issue a decision in the next couple months.

CAPITAL COST ESTIMATE

The initial capital cost estimate covers early-works, mine development, mining, the process plant, the off-site transload facility, commissioning and all associated infrastructure.

The capital cost estimates include a 13.1% contingency. The Phase 2 estimate is derived from the Phase 1 estimate and the lower Phase 2 estimated capital costs are a result of mine development, infrastructure and transload facility synergies.

____________________
1The economic analysis is based on Q3 2022 pricing for capital and operating costs.
2Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.

Initial Capital Costs ($ millions)	Phase 1 Costs	Phase 2 Costs
Mine	$58	$30
Process Plant and Infrastructure	$1,963	$1,582
Offsite - Transload Facility	$78	$31
Owner’s Costs	$169	$86
Total Initial Capital Costs	$2,268	$1,729

In addition to the initial capital costs, $50 million in mining equipment cost will be repaid to the mining contractor over the first five years of production.

Sustaining capital costs include replacement costs for mining equipment, process plant equipment, and expansions of storage facilities and infrastructure.

OPERATING COST ESTIMATE

Operating costs in each area include labor, maintenance materials and supplies, raw materials, and outside services, among others. Reagents account for approximately 63% of LOM total operating costs for the process plant and the sulfuric acid plant. Primary reagents include liquid sulfur, limestone, soda ash, flocculant and quicklime.

	Year 1-25		40 Years LOM
Initial Capital Costs ($ millions)	$ per tonne Li2CO3	% of Total	$ per tonne Li2CO3	% of Total LOM
Mine	$1,026	15%	$1,144	16%
Lithium Process Plant	$3,088	46%	$3,213	45%
Liquid Sulfuric Acid Plant	$2,424	36%	$2,627	36%
General & Administrative	$205	3%	$215	3%
Total Operating Costs	$6,743	100%	$7,198	100%

MINERAL RESOURCE ESTIMATE

Thacker Pass Mineral Resource Estimate as of November 2, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Measured	534.7	2,450	7.0
Indicated	922.5	1,850	9.1
Total Measured & Indicated	1,457.2	2,070	16.1
Inferred	297.2	1,870	3.0

Notes for the November 2, 2022 Mineral Resource:

1.	The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Benson Chow, P.G., SME-RM.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are inclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.
3.	Mineral Resources are reported using an economic break-even formula: “Operating Cost per Resource Tonne”/“Price per Recovered Tonne Lithium“ * 10^6 = ppm Li Cutoff. “Operating Cost per Resource Tonne” = US$88.50, “Price per Recovered Tonne Lithium” is estimated: (“Lithium Carbonate Equivalent (LCE) Price” * 5.323 *(1 - “Royalties”) * “Recovery”. Variables are “LCE Price” = US$22,000/tonne Li2CO3, “Royalties” = 1.75% and “Recovery” = 73.5%.
4.	Presented at a cutoff grade of 1,047 ppm Li.
5.	A resource constraining pit shell has been derived from performing a pit optimization estimation using Vulcan software.
6.	The conversion factor for lithium to LCE is 5.323.
7.	Applied density for the mineralization is 1.79 t/m3.
8.	Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.
9.	Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

MINERAL RESERVE ESTIMATE

Thacker Pass Mineral Resource Estimate as of November 2, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Total Proven and Probable	217.3	3,160	3.7

Notes for the November 2, 2022 Mineral Reserve:

1.	The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.
2.	Mineral Reserves have been converted from measured and indicated Mineral Resources within the feasibility study and have demonstrated economic viability.
3.	Reserves presented at an 85% maximum ash content and 1.533 kilogram of lithium recovered per run of mine feed cutoff grade. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were additional inputs into the pit optimization.
4.	A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the NI 43-101 technical report titled “Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of November 2, 2022 (the “Technical Report”), which is used to show economic viability of the Mineral Reserves.
5.	Applied density for the ore is 1.79 t/m3.
6.	Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.
7.	Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.
8.	The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

Please refer to the Technical Report for full details on the geology, mining, processing and infrastructure of Thacker Pass.

MINERAL RESERVE ESTIMATE METHODOLOGY

The Mineral Reserves estimate in the Technical Report is based on current knowledge, engineering constraints and permit status. A qualified person, as defined under NI 43-101 (“QP”), has reviewed and verified the Mineral Reserve estimate (the “Mineral Reserves QP”), and is of the opinion that the methodology for estimation of Mineral Reserves in the Technical Report is in general accordance with the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and using the definitions in 2014 CIM Definition Standards for the classification of Mineral Reserves. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cutoff grades and estimates of Mineral Reserves.

MINERAL RESOURCE ESTIMATE METHODOLOGY

A QP has reviewed and verified the Mineral Resources estimate (the “Mineral Resources QP”) and is of the opinion that the Mineral Resource estimation methodology is in general accordance with the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and uses the definitions in 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves for the classification of Mineral Resources. Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cutoff grades and Mineral Resource estimates.

QUALITY ASSURANCE AND QUALITY CONTROL

MINERAL RESOURCES

Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data. No data anomalies were discovered during this check.

Quality Assurance / Quality Control (QA/QC) methodology utilized by Lithium Americas and results of these checks were discussed between Lithium Americas’ geologists and the Mineral Resources QP.

Geologic logs, Access databases, and Excel spreadsheets were provided to the Mineral Resources QP for cross validation with the Excel lithological description file. Spot checks between Excel lithological description sheets were performed against the source data with no inconsistencies found with the geologic unit descriptions.

Verification of the block model was performed by the creation of a geostatistical model and the review of its various outputs. Histograms, HERCO grade tonnage curves, and swath plots were created and analyzed to validate the accuracy of the block model.

Based on the various reviews, validation exercises and remedies outlined above, the Mineral Resources QP concluded that the data is adequate for use for Mineral Resource estimation.

MINERAL RESERVES

The Mineral Reserves QP reviewed the following as part of the mine planning, cost model and Mineral Reserves data verification.

  Geotechnical: slope stability study completed by BARR Engineering in 2019 was reviewed.

  Mining Method: open-pit mining with limited blasting has been reviewed and assessed with geotechnical reports.

  Pit Optimization: the pit limits were established based on the Environmental Impact Statement pit extents and physical features. The final pit shell was verified to provide a positive economic value.

  Mine Design: ramp, bench and face angle parameters were validated by geotechnical reports.

  Production Schedule: the production schedule was validated based on reasonability.

  Labor and Equipment: estimations for equipment sizes, capacity, availability and utilization were reviewed for reasonability.

  Economic Model: model was reviewed and demonstrated economic viability for the project.

  Facilities and Materials: facilities and materials located within the reserve pit boundary will be re-located when access to those areas are required during mining.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been derived from the Technical Report and has been reviewed and approved by Rene LeBlanc, RM-SME, Chief Technical Officer of the Company, a QP as defined under NI 43-101.

Further information about Thacker Pass, including a description of the key assumptions, parameters, sampling methods, data verification and QA/QC programs, methods relating to Mineral Resources and Mineral Reserves and factors that may affect those estimates are contained in the Technical Report which will be made available under the Company’s profile on SEDAR and on the Company’s website.

Other than as described in the Company’s continuous disclosure documents, there are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Reserves and Mineral Resources at this point in time.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

A NI 43-101 Technical Report will be prepared on the results of the updated Feasibility Study by the Qualified Persons and will be filed on SEDAR within 45 days of this news release.

Readers are cautioned that the conclusions, projections and estimates set out in this news release are subject to important qualifications, assumptions and exclusions, all of which will be detailed in the Technical Report. To fully understand the summary information set out above, the Technical Report that will be filed on SEDAR at www.sedar.com should be read in its entirety.

CONFERENCE CALL

Lithium Americas will host a conference call for analysts and investors on Tuesday, January 31, 2023 at 10:00 am ET, followed by a question-and-answer session.

To register for the webcast, link here: https://events.q4inc.com/attendee/888987622.

To register for the dial-in numbers, link here: https://conferencingportals.com/event/PTZkmgFQ.

A replay of the webcast will be available until January 30, 2024 at the link above and a transcript will also be available at www.lithiumamericas.com.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass has received its ROD and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information, including information with respect to the anticipated use of proceeds from the Transaction, the rights to be provided to GM and the restrictions imposed on GM pursuant to the Investor Rights Agreement and the Offtake Agreement, the ability to obtain regulatory approval for the Transaction including a favorable ROD and the ability of GM and Lithium Americas to meet the other closing conditions of the Transaction. Statements that are not historical fact are “forward-looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the

Canadian Securities Administrators (collectively, “forward-looking information”). Forward-looking information is frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in lithium and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas’ forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.

This news release also contains forward-looking information related to the mineral resource and mineral reserve estimates for the Thacker Pass Deposit and the information in this news release should be qualified in its entirety based on the information in the Technical Report. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, mine design parameters, and final pit shell limits such as more detailed exploration drilling or final pit slope angle.

NON-GAAP FINANCIAL MEASURES

This news release includes disclosure of certain non-GAAP financial measures, including expected average annual EBITDA with respect to the results of the Feasibility Study for Thacker Pass presented in this news release. Such measures have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. The Company believes that these measures provide investors with an improved ability to evaluate the prospects of the Company and, in particular, Thacker Pass. As Thacker Pass is not in production, the prospective non-GAAP financial measures presented may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non-GAAP financial measure discussed herein is nil$.